UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 29, 2019

Commission File Number:  001-37968

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On July 29, 2019, Yatra Online, Inc., a Cayman Islands exempted company limited by shares (“Yatra”), released a list of frequently asked questions (the “EBIX - YATRA Merger Consideration FAQ”) regarding Yatra’s acquisition by Ebix, Inc., a Delaware corporation (“Ebix”).  A copy of the EBIX - YATRA Merger Consideration FAQ is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

Exhibit Number	Description
99.1	EBIX - YATRA Merger Consideration FAQ, dated July 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 29, 2019	by:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer